Exhibit 99.3

The INX Digital Company Reports First Quarter 2022 Updates and Business Earnings Release

Toronto, Ontario – May 16, 2022 –The INX Digital Company, Inc. (NEO: INXD) (the “Company”), the owner of digital asset trading platforms, a broker-dealer, and an inter-dealer broker, announced financial results for its first quarter ended March 31, 2022.

The INX Digital Company, Inc. presents its results to the investing public, and others who find use in the company’s financial information in a way that it believes/considers is most meaningful and transparent.

Investment gains/losses for any particular period as described are not indicative of quarterly business performance. Earnings of The INX Digital Company, Inc. for the first quarter of 2022 are summarized below.

2022 Q1 Financial Highlights:

●	Listing INX equity shares on the NEO Canadian Exchange on Jan 24th, 2022.

●	Cash and cash equivalents of $46.6MM.

●	Reserve Fund maintained at $36MM.

●	Growth of new registrations on the INX platforms, with a total of 17,674.

●	INX Revenue for Q1/22 (for the period ending March 31st) is $1.6MM (primarily brokerage fees).

●	Net cash used in operating activities is $3.9MM for the quarter.

On the headline, INX reports a quarterly net income of $111.5MM. However, this number includes a marked-to-market accounting liability to INX Token holders of $118MM and a token warrant liability of $3.7MM. In addition, the amount includes $2.6MM of share-based payments. It also includes a one-time cost of $5.9MM associated with the reverse takeover transaction, as a result of which the Company was listed on the NEO Canadian Exchange (listed on Jan 24th, 2022 NEO: INXD). Therefore, the company’s adjusted net loss, adjusting for the above items, is $6.9MM. Adjusted net loss is a non-IFRS measure.

The company’s targeted goals for the first quarter of 2022 were accomplished.

The company has launched multiple marketing campaigns in the US during the reporting period in order to increase brand awareness and acquire new customers.

In the past quarter, INX has accumulated more licenses that now allow it to trade cryptocurrencies in 40 U.S. states and territories. It is also trading securities in every U.S. state while curating a pipeline of exclusive issuers to bring to the market as either IPOs or private offerings.

The company forecasts a material increase in the number of new customer registrations in Q2, 2022. The company has recently launched a referral program for both the cryptocurrency and digital securities trading platforms and is expected to launch the first mobile app for cryptocurrency trading in the next couple of weeks, further developing support for growth and revenues.

The pipeline of potential issuers of digital securities continues to develop as the company has received three signed engagement letters during this period and tens of new prospects looking for INX’s unique solutions for primary offering, token management services, secondary listing, and trading.

Additionally, the company is gearing towards another significant milestone as INX’s OTC listing is anticipated in the coming weeks. This will allow INX’s followers in the US to purchase the company’s shares in addition to the INX Token, which is already available across all 50 states.

“The year has started out strong for INX with excellent momentum across all our business segments. Our performance for the quarter is a testament to the public’s need and desire for a regulated environment for cryptocurrency and digital securities trading. The INX community has grown significantly as both token and equity holders join us in implementing our vision of a digital future. With multiple new hirings and considerable updates to our technology and capabilities, we continue to execute the objectives we have committed to and fulfill our mission of pioneering a new tokenized economy,” said Shy Datika, CEO.

About The INX Digital Company, Inc.

The Company is the holding company for the INX Group, which includes regulated trading platforms for digital securities and cryptocurrencies, combining traditional markets expertise and an innovative fintech approach. The INX Group’s vision is to be the preferred global regulated hub for digital assets on the blockchain. The INX Group’s overall mission is to bring communities together and empower them with financial innovation. Our journey started with our initial public token offering of the INX Token in which we raised US$83 million. The INX Group is shaping the blockchain asset industry through its willingness to work in a regulated environment with oversight from regulators like the SEC and FINRA.

In addition to operating two regulated trading platforms for blockchain assets, the Company’s interdealer broker, I.L.S. Brokers plans to offer non-deliverable cryptocurrency forwards to Tier-1 banks in the future. For more information, please visit the INX Group website here.

Cautionary Note Regarding Forward-Looking Information and Other Disclosures

This press release contains statements that constitute “forward-looking information” (“forward-looking information”) within the meaning of the applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the NCIB and the terms of the NCIB, including the price and number of common shares that may be purchased. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates, and projections as at the date of this news release. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events, or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In disclosing the forward-looking information contained in this press release, the Company has made certain assumptions, including with respect to: the development of the digital asset industry. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that the expectations of any forward-looking information will prove to be correct. Known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. Such factors include, but are not limited to regulatory developments and general economic conditions. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. Except as required by law, the Company disclaims any intention and assumes no obligation to update or revise any forward-looking information to reflect actual results, whether as a result of new information, future events, changes in assumptions, or changes in factors affecting such forward-looking information or otherwise.

All information contained in this press release with respect to the corporate entities referenced herein was supplied, for inclusion herein, by the respective parties and each party and its directors and officers have relied on the other party for any information concerning the other party.

The NEO Exchange is not responsible for the adequacy or accuracy of this press release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information

Contact:

The INX Digital Company, Inc.

Investor Relations

+1 855 657 2314

Email: investorrelations@inx.co

Carrie Rubinstein

Head of Content and Media

Email: carrie.rubinstein@inx.co

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